UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            DECOMA INTERNATIONAL INC.
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                                (Name of Issuer)

                        CLASS A SUBORDINATE VOTING SHARES
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                         (Title of Class of Securities)

                                   24359C 10 0
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                                 (CUSIP Number)

                                  John Gunning
                            Magna International Inc.
                                 337 Magna Drive
                             Aurora, Ontario L4G 7K1
                                 (905) 726-7278
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:
                              Kenneth G. Alberstadt
                            111 Broadway, 18th Floor
                            New York, New York 10006
                                 (212) 404-7566

                                 January 5, 2001
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 24359C 10 0

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     FRANK STRONACH
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Austria
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               7    SOLE VOTING POWER

                    77,644,485
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  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           77,644,485
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     77,644,485
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     78.1%
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14   TYPE OF REPORTING PERSON*

     IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER.

This statement relates to the Class A Subordinate Voting Shares, without par value (the "Class A Shares"), of Decoma International Inc. (the "Company"). The principal executive offices of the Company are located at 50 Casmir Court, Concord, Ontario, Canada L4K 4J5.

ITEM 2. IDENTITY AND BACKGROUND.

(a)        This Schedule 13D is being filed by Frank Stronach, an individual.

(b) The principal business address of the reporting person is Badener Strasse 12, Oberwaltersdorf, Austria 2522.

(c) The reporting person is a partner of Stronach & Co ("S&Co"), an entity that provides consulting services to certain subsidiaries of Magna International Inc. ("Magna"). In addition, the reporting person is the Chairman of the Board of Magna, the Chairman of the Board of MI Developments Inc. ("MID") and the Chairman of the Board of Magna Entertainment Corp. ("MEC"). Magna designs, develops and manufactures automotive systems, assemblies, modules and components and engineers and assembles complete vehicles. MID is a real estate operating company engaged in the ownership, development, management, leasing, expansion and acquisition of income-producing industrial and commercial properties. MID is the successor to Magna's real estate division and operated as an autonomous business unit within Magna prior to distribution of the capital stock of MID to the shareholders of Magna on August 29, 2003. MEC operates thoroughbred and standardbred racetracks; supplies, via simulcasting, live racing content to the inter-track, off-track and account wagering markets; and owns and operates a television network focused exclusively on horse racing.

(d)-(e) During the last five years, the reporting person has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)        The reporting person is a citizen of Austria.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

See Item 4 below.

ITEM 4. PURPOSE OF TRANSACTION.

750,000 Class A Shares are subject to a currently outstanding and immediately exercisable option (the "Option") held by S&Co that was issued to S&Co by the Company on June 11, 1998 in consideration for consulting services.

As of March 2, 1998, the closing date of the Company's initial public offering, Magna held 6,604,816 Class A Shares and beneficially owned 31,909,091 Class B Shares of the Company ("Class B Shares"), of which 24,957,125 Class B Shares were owned by 1269935 Ontario Inc. ("1269935"), then a wholly-owned subsidiary of Magna, and 6,951,966 Class B Shares were owned by 1265058 Ontario Inc. ("1265058"), then a wholly-owned subsidiary of 1269935. As of March 2, 1998, 1269935 also owned 500,000 Preferred Shares, Series 1 of the Company; 500,000 Preferred Shares, Series 2 of the Company; and 500,000 Preferred Shares, Series 3 of the Company. Such Preferred Shares are convertible (without payment of any consideration upon conversion) into Class A Shares based on a conversion price of Cdn.$10.07 per share and a carrying value of Cdn.$100 per share. 1269935 was amalgamated into Magna effective August 2, 1998.

On December 29, 2000, Magna transferred the 6,604,816 Class A Subordinate Voting Shares of the Company owned by it to 1265058 in exchange for 1,130 common shares of 1265058.

On January 5, 2001, (i) Magna acquired 8,333,333 Class A Shares and 484,970 Preferred Shares, Series 4, of the Company and (ii) 1265058 acquired (a) 515,030 Preferred Shares, Series 4, of the Company and (b) 1,000,000 Preferred Shares, Series 5, of the Company. Such shares were acquired by Magna and 1265058 in partial consideration for the shares of Decoma Exterior Trim, Inc. and the assets of Magna Exterior Systems acquired by the Company from Magna on such date. Such Preferred Shares are convertible (without payment of any consideration upon conversion) into Class A Shares based on a conversion price of Cdn.$13.20 per share and a carrying value of Cdn.$100 per share.

The reporting person may, from time to time, communicate with the Company's management, directors, shareholders and other interested parties regarding matters of mutual interest, including strategies designed to increase the value of Class A Shares. The reporting person may from time to time acquire or dispose of beneficial ownership of Class A Shares in the open market, in privately negotiated transactions or otherwise.

Except as indicated in this statement, the reporting person currently has no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The reporting person is a principal in S&Co and may be deemed to be the beneficial owner of 750,000 Class A Shares issuable upon exercise of the Option.

           The reporting person acts as one of four trustees of the Stronach Trust. The remaining trustees of the Stronach Trust are members of the reporting person's family. The Stronach Trust owns all of the outstanding shares of 445327 Ontario Limited ("445327"), of which the reporting person is the sole director. 445327 holds 726,829 Class B Shares of Magna, such shares representing approximately 56.5% of the total votes carried by the outstanding voting stock of Magna. The reporting person may be deemed to be the beneficial owner of 76,894,485 Class A Shares beneficially owned by Magna and 1265058 in the aggregate (including (i) 31,909,091 Class A Shares issuable upon conversion of Class B Shares held by such entities and (ii) 30,047,245 Class A Shares issuable upon conversion of Preferred Shares of the Company held by such entities).

           The reporting person disclaims beneficial ownership of all Class A Shares that are or may be deemed to be beneficially owned by the Stronach Trust, 445327, Magna or 1265058. Assuming the beneficial ownership of all Class A Shares as to which beneficial ownership is disclaimed herein, the reporting person is the beneficial owner of 77,644,485 Class A Shares, representing 78.1% of the Class A Shares (determined in accordance with Rule 13d-3).

(b) The reporting person may be deemed to have sole voting and dispositive power with respect to all Class A Shares that are the subject of this statement.

(c) During the sixty days preceding the filing of this statement, the reporting person did not acquire any securities of the Company.

(d)-(e)    Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

                                    SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of September 5, 2003

                                            /s/ Frank Stronach
                                            ------------------------------------
                                            Frank Stronach